

Mail Stop 3561

September 10, 2008

Ellis Martin
President and Chief Executive Officer
BigSky Productions, Inc.
204 Mescal Circle NW
Albuquerque, NM 87105

RE: Big Sky Productions, Inc.
Registration Statement on Form S-1
Filed August 12, 2008
File No. 333-152955

Dear Mr. Martin:

We have reviewed the non-financial statement disclosure in your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us as the telephone numbers listed at the end of this letter.

General

1. Revise throughout to remove repetitive disclosures. We note in this regard, and by way of example only, that certain disclosures on page 13 are repeated in their entirety on page 17.

2. Please describe your relationship, if any, with Big Sky Productions which produced a movie called *What Love Is* in 2007.

Registration Statement Cover Page

3. Please explain references to "BigWest" in the fee table footnotes.

4. Please explain the reference to Rule 416. Specifically, you do not appear to be registering securities to be offered pursuant to terms which provide for a change in the amount of securities being offered or issued to prevent dilution resulting from stock splits, stock dividends, or similar transactions under Rule 416(a) and your disclosure does not track the language of Rule 416(b). Revise or advise.

Prospectus Cover Page

5. Please reconcile the disclosure here and on page 13 which reads ". . . until we receive $50,000 at which time we will remove those funds and use the same as set forth in the Use of Proceeds section of this prospectus" with the description on page 15 which states that "[u]pon the receipt of $20,000, we will withdraw and use the funds," and language on page 17 indicating that "[a]ll subscription funds will be held in the Escrow Account pending confirmation of good funds by the bank holding the Escrow Account and then released to the Company upon acceptance of the investor as a shareholder."

6. Please clarify the nature of the Washington Mutual Delos Stock Transfer Company-Escrow Account. The prospectus cover page and disclosure on page 13 indicates this account is "not an escrow, trust or similar account." However, on page 3, under the subheading "The Offering," the prospectus reads "[a]ll subscription funds will be held in escrow pending determination by the Escrow Agent that the funds are good and then proceeds received after the offering will be immediately released to Big Sky" and on page 16, under the subheading "New Issue of Shares," the prospectus refers to "an escrow account." If the Washington Mutual account is not intended to be an escrow account, please remove all references to the account as an "escrow" account.

7. Explain your disclosure that "[n]o officer or director will *not* receive any compensation for his role in selling shares in the offering" (emphasis added).

Prospectus Summary, page 3

8. Refer to the bullet points on page 3. Specify which of these activities you have actually commenced and indicate the stage of completion for each, as well as indicating the capital expenditures to date for each.

9. Please revise the ownership figure provided in the last sentence of paragraph 7. This indicates your president would "still own 71.01% of our common stock." This number appears to be inconsistent with the table presented on page 16, under

the heading "Selling Shareholders." If there is an explanation for this apparent inconsistency, please include this explanation.

10. We note your disclosure that "[i]n the event we raise at least a minimum of $25,000 sought in this offering, we expect to continue our business for at least the next 12 months." On the cover page of the prospectus, the minimum offering amount appears to be $50,000. Please revise as appropriate.

11. Revise the offering period here and throughout for clarity. Will the offering be open for a maximum of 270 days, 720 days or 2 years? Discuss whether any of the proceeds will be used in film production.

Risk Factors, page 5

The Company has Limited Financial Resources and We May Not Be Successful in Securing Additional Proceeds in the Future to Fully Develop Our Business and Become Operational, page 5

12. Please elaborate on any planned capital expenditures necessary to produce a feature film on your own. Please estimate, to the extent reasonably practicable, how much additional financing will be needed and discuss in further detail the anticipated sources of the financing. Revise your plan of operation section in this manner as well.

In the future we may seek additional financing . . ., page 6

13. Revise to clarify that not only the percentage, but the value of an existing shareholder's interest will be reduced as a result of dilutive issuances.

Risk Factors Relating to This Offering, page 7

14. Please add a risk factor discussing the effect, if any, which the secondary offering of 1,025,000 shares would have on the ability to reach the minimum threshold of 1,000,000 shares sold in the primary offering.

Purchasers in This Offering Will Have Limited Control Over Decision-Making Because Ellis Martin, Our Officers, Directors, Employees and Shareholders Control 97.66% of Our Issued and Outstanding Common Stock, page 7.

15. Please revise the figures in the text of this disclosure to retain consistency with the percentages disclosed in the "Selling Shareholders" section, page 16.

Our common stock is penny stock . . ., page 9

16. Revise for accuracy, to update and to remove repetition. The penny stock rules for example are regulations found in the Securities Exchange Act of 1934, not the Securities and Exchange Commission. Also, a release from 1991 is not "recent."

Use of Proceeds, page 11

17. Provide additional detail regarding the "Consulting Expenses" that you expect to cost up to $40,000. This appears to be a significant amount of the up to $200,000 raised in this offering.

Plan of Distribution; Terms of the Offering, page 13

18. Please elaborate on the process by which the primary offering and secondary offering of shares will be made. For example, does the secondary offering of shares have to be completed before the primary offering of shares will commence?

19. Please confirm that you will not provide the prospectus to potential purchasers prior to effectiveness of this registration statement. Because you have included detailed procedures for subscribing and a form of subscription agreement within the prospectus, any access to this document could be deemed an impermissible offer in the absence of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Selling Shareholders, page 15

20. Revise to state how Ms. Santillan obtained her shares. Explain why you have based the percentages on 10,411,381 shares outstanding, when Mr. Martin alone owns more than this number. Revise throughout to include Ms. Santillan's shares in your disclosure.

Description of Business, page 19

21. Revise to remove or elaborate on descriptions of your plans which are subjective and cannot be measured. Examples include your disclosure that you plan to produce films which "have enduring value in all media." What does "enduring value" mean? Other examples include your disclosure that you plan to pick films that "appeal to the vast majority of the movie-going public," which have "built-in break-even levels," and which have a "gripping plot, engaging characters and subplots which are inextricably woven with the main plot."

Competition, page 21

22. Revise to remove references to well-known film studios. Given the stage of development of your business, you are unlikely to compete with any of these studios in the near future.

Management's Discussion and Analysis of Financial Condition and Plan of Operation, page 23

23. Revise substantially to remove vague aspirations about your plans and to discuss in concrete terms and chronologically each material step you expect to take in order to become operational and begin to generate revenues. Provide estimated timelines for each as well as sources and uses of funding. This discussion should address the completion of your website, as well as expected timeframes for first screenplay submissions thereon. In addition, timelines and budgets for completion of your first film should be included. Differentiate between funds to be used in business development and those to be used in creating a film or films.

24. Describe the services performed by your officers in exchange for shares. Disclose whether the services have been fully performed. Tell us why these amounts are not disclosed as executive compensation.

Plan of Operation, page 24

25. Please consider itemizing the $20,000 website development cost in the "Use of Proceeds" table on page 11. This cost appears to be a significant portion of the gross proceeds of the offering. Further, it appears you expect to incur this cost regardless of the number of shares sold in the offering.

Background of Directors, Executive Officers, Promoters and Control Persons, page 27

26. Please limit the background information to the requirements of Item 401(e)(1). For example, information about "increasing revenues by almost 200% annually" and increased film production "up 900%" are beyond the scope of Item 401. In addition, it is not necessary to provide information older than the 5-year period discussed in Item 401.

Market for Common Stock and Related Shareholder Matters, page 28

27. The disclosure in the last sentence of page 28 does not appear to be accurate since most of your securities are held by your affiliates and for less than 1 year. Please revise or advise.

Transactions with Related Persons, Promoters, and Certain Control Persons, page 30

28. Please refrain from referring to the February 29, 2008 transaction between Big Sky and Mr. Martin, and the February 29, 2008 transaction between Big Sky and Ms. Santillan, as "an arms's length transaction between non-related parties." However, you may describe why the terms of the transactions were fair despite the fact they were related party transactions.

Independent Auditor's Report/Notes to Financial Statements, page F-1

29. Please revise the Notes to the Financial Statements to include Note 4. The going concern paragraph references a discussion in Note 4 of the financial statements. There does not appear to be a Note 4 in the exhibit. The last note is Note 3, Stock-Based Compensation, on page F-9. If there are additional notes which were inadvertently omitted, please include these as well.

Outside Back Cover of Prospectus

30. Please remove "4,000,000 shares" and replace with "5,025,000 shares."

Other Expenses of Issuance and Distribution, page II-1

31. The itemized expenses disclosed here total $15,300. The itemized offering expenses disclosed in the table under "Use of Proceeds," page 11, total only $10,300. Please clarify why there is an apparent discrepancy between these two numbers.

Recent Sale of Unregistered Securities, page II-1

32. We note that on page 29, you identify six holders of record as of the date of the prospectus. However, elsewhere in the prospectus there are only two holders of record identified. Please furnish the information required in Item 701 regarding the transaction or transactions by which these additional holders obtained their respective shares.

Legal Opinion and Consent, Exhibit 5.1

33. Please revise paragraph four to provide separate opinions regarding the 4,000,000 common shares of the primary offering and the 1,025,000 common shares of the secondary offering. Please remove or define the term "Shares" in line four of this paragraph as the term "Shares" is not defined elsewhere in the letter.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Nolan McWilliams at (202) 551-3217 or, in his absence, me at (202) 551-3412 with questions regarding comments on the non-financial statement disclosures and related matters.

Sincerely,

Amanda McManus
Branch Chief - Legal

cc: Via Facsimile (215) 294-1429
        Mr. Timothy S. Orr, Esq.